[redacted]

09042673

AB 12/2

UNI[...]
SECURITIES AND E[...]
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSDAL FINANCIAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Building, 220 Main Street
(No. and Street)

Davenport (City) Iowa (State) 52801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Ausdal, Jr. 563-326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, PLC
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road Ste 290N (Address) Bettendorf (City) IA (State) 52722 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ausdal Financial Partners, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CONNIE HOECK
Commission Number 742253
My Commission Expires
August 14, 2012

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUSDAL FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS

September 30, 2009

AUSDAL FINANCIAL PARTNERS, INC.
Financial Statements
September 30, 2009

Table of Contents

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Ausdal Financial Partners, Inc. as of September 30, 2009 and the related statements of income, changes in stockholders' equity, changes in liability subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ausdal Financial Partners, Inc. as of September 30, 2009, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
November 23, 2009

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Financial Condition
September 30, 2009

ASSETS

Cash	$	334,746
Receivables:		
Employee/Independent Contractors (Net of $9,008 Allowance)		76,212
Commissions		374,012
Income Tax Refunds Receivable		37,500
Prepaid Expenses		21,778
Securities Owned:		
Marketable at Market Value		14,116
Not Readily Marketable at Estimated Fair Value		86,000
Leasehold Improvements, Furniture and Equipment		
Net of Accumulated Depreciation of $140,442		28,487
Deposits with Clearing Organization		25,458
Deferred Income Tax Asset		8,400
Total Assets	$	1,006,709

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses		30,588
Commissions Payable		542,779
Deferred Revenue		38,852
Deferred Income Tax Liability		5,100
Total Liabilities		617,319
COMMITMENTS AND CONTINGENT LIABILITIES:		
Liability Subordinated to Claims of General Creditors		171,000
STOCKHOLDERS' EQUITY:		
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 21,085 Shares Outstanding		21,085
Additional Paid in Capital		153,423
Retained Earnings		43,882
Total Stockholders' Equity		218,390
Total Liabilities and Stockholders' Equity	$	1,006,709

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Income
For the Year Ended September 30, 2009

Revenue:		
Commissions	$	3,835,209
Gains and Losses on Principal Transactions, Including Unrealized Gains and Losses		15,315
Interest and Dividends		3,439
Investment Advisory and Other Fees		531,022
Reimbursed Expenses		45,000
		4,429,985
Expenses:		
Salaries and Commissions		3,942,723
Employee Benefits		69,960
Taxes and Licenses		56,612
Office and Equipment Leases		75,403
Office Supplies		18,482
Postage and Delivery		10,376
Advertising		32,792
Dues and Subscriptions		32,436
Auto, Travel, and Entertainment		15,063
Insurance		17,676
Repairs and Maintenance		6,882
Utilities and Telephone		22,414
Depreciation		9,683
Exchange and Clearance Fees		67,722
Regulatory Fees		100,800
Professional Fees		19,878
Other Fees		37,988
Interest Expense		16,856
Bad Debt Expense		10,842
Bank Charges		3,331
Managed Account Expenses		20,814
Private Placement Expenses		2,612
Continuing Ed/Seminars/Meetings		6,700
Miscellaneous		2,911
		4,600,956
Net Loss Before Income Tax Benefit		(170,971)
Income Tax Benefit		(44,600)
Net Loss	$	(126,371)

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Liability Subordinated to the Claims of General Creditors
For the Year Ended September 30, 2009

Subordinated Borrowings at October 1, 2008	$	110,000
Additional Subordinated Borrowings During Fiscal Year Ended September 30, 2009		61,000
Subordinated Borrowings at September 30, 2009	$	171,000

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2009

	Capital Stock Issued	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 1, 2008	$ 20,671	$ 105,837	$ 170,253	$ 296,761
Net Income-Fiscal Year Ended September 30, 2009			(126,371)	(126,371)
Issuance of New Stock (See Note 12)	414	47,586		48,000
Balances at September 30, 2009	$ 21,085	$ 153,423	$ 43,882	$ 218,390

The accompanying notes are an integral part of these financial statements.

AUSDAL FINANCIAL PARTNERS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2009

Cash Flows From Operating Activities:		
Net Loss	$	(126,371)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		9,683
Net Realized Loss on Securities Owned		9,078
Net Unrealized Gain on Securities Owned		(24,393)
Increase (Decrease) in Cash Due to Change in Operating Assets and Liabilities:		
Increase in Receivables - Employee/Independent Contractor		(59,406)
Increase in Receivables - Commissions		(59,596)
Increase in Allowance for Doubtful Accounts		2,149
Increase in Income Tax Refunds Receivable		(37,500)
Decrease in Prepaid Expenses		832
Increase in Deposits		(9,624)
Decrease in Accounts Payable and Accrued Expenses		(59,483)
Increase in Commissions Payable		289,455
Increase in Deferred Revenue		38,852
Decrease in Deferred Income Tax Liability		(7,100)
Net Cash Used by Operating Activities		(33,424)
Cash Flows From Investing Activities:		
Purchase of Equipment		(8,664)
Proceeds from Sale of Securities Owned		65,410
Purchase of Securities Owned		(4,366)
Net Cash Provided by Investing Activities		52,380
Cash Flows From Financing Activities:		
Proceeds from Issuing Common Stock		48,000
Proceeds from New Subordinated Debt		61,000
Net Cash Provided by Financing Activities		109,000
Net Change in Cash		127,956
Beginning Cash		206,790
Ending Cash	$	334,746
Supplemental Disclosure of Cash Flow Information		
Cash Paid During The Year for:		
Interest	$	16,856
Income Taxes	$	15,551

The accompanying notes are an integral part of these financial statements.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

For transactions in mutual fund shares, limited partnership interests, and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not hold customer funds or securities or perform custodial services for customers. It effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of September 30, 2009, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value as of September 30, 2009, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture, and equipment are carried at cost with depreciation computed using straight line method over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are recognized as earned.

Commissions

Commissions, and related clearing expenses, for publicly traded securities, are recorded on a trade-date basis as securities transactions occur. Commissions receivable and payable on private placement transactions are recognized when all documents have been completed, and funds received from the client.

Concentration of Credit Risks

The Company maintains a substantial amount of its cash in a prime money market fund held in custody by a major brokerage firm. This account had a balance of $122,968 at September 30, 2009, none of which is guaranteed or insured.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES, AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided equal to the estimated uncollectible portion of employee and independent contractor receivables. This estimate is based on historical collection experience and a review of the current status of those receivables.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents, as of September 30, 2009 is $6 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$ 100,116
Money Market Funds	122,968
	$ 223,084

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange, and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company issuing said securities.

At September 30, 2009, the Company's equity securities include not readily marketable securities having an estimated fair value of $86,000.

AUSDAL FINANCIAL PARTNERS, INC.
Notes to Financial Statements
September 30, 2009

Note 4 - PROPERTY AND EQUIPMENT

At September 30, 2009, the major classes of depreciable assets and their related accumulated depreciation consisted of the following:

Furnitures and Fixtures	$	44,919
Computers and Other Equipment		124,010
		168,929
Less: Accumulated Depreciation		140,442
Net Property and Equipment	$	28,487

Note 5 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements, approved by the Financial Industry Regulatory Authority, with the officer-stockholders at September 30, 2009, are as follows:

Unsecured note, 10% due November 30, 2011	$	20,000
Unsecured note, 10% due November 30, 2011		41,000
Unsecured note, 10% due March 31, 2012		50,000
Unsecured note, 10% due March 31, 2012		60,000
Total Subordinated Borrowing	$	171,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to timing differences resulting from unrealized gain on securities owned, bad debt recognition, and book to tax depreciation differences. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either increase or decrease deductions and/or revenue when realized. Deferred tax assets are also recognized for operating losses that are available to offset future taxable income. Deferred tax assets and liabilities are reflected at the estimated income tax rate expected to be incurred when those events are realized.

Income tax benefit for the year ended September 30, 2009 consisted of the following:

Tax at 35 Percent	$	(59,800)
State Taxes		(8,400)
Decrease in Benefit Due to Tax Bracket		16,400
Timing		7,200
Total Income Tax Benefit	$	(44,600)

Deferred income taxes consisted of the following at September 30, 2009:

		Current		Noncurrent
Deferred Tax Assets	$	6,500	$	1,900
Deferred Tax Liabilities		0		(5,100)
Total	$	6,500	$	(3,200)

Note 7 - DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan (SIMPLE) for employees covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Company contributions to the plan totaled $8,743 for fiscal year ended September 30, 2009.

Note 8 - LEASE COMMITMENTS

The Company leases office space on a month-to-month lease. Equipment is also leased with a 30-day right of cancellation.

Note 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of September 30, 2009, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $50,000 as of September 30, 2009.

At September 30, 2009, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $159,579, which was $109,579 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.593 to 1.

Note 10 - CONTINGENCIES

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 11 - CONCENTRATIONS AND BUSINESS RISK

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 12 - CAPITAL STOCK TRANSACTIONS

In April, 2008 the Company issued 405 shares of stock to an individual at no cost, in recognition of his value to the company. This individual is recognized for his financial expertise and has performed services in the past without compensation or expectation of compensation. The stock was issued at par value with a corresponding reduction in Paid in Capital. The Company recognizes the value of having such an individual as a shareholder and the continued benefit of his expertise.

Note 13 - RELATED PARTY TRANSACTION

A security held by the Company was purchased by one of the shareholders. The security was a unit of a private placement purchased in March, 2008 for $40,000 and sold in February, 2009 for cost, which approximated fair market value

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA
Randall B. Sovey, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Ausdal Financial Partners, Inc.
Davenport, Iowa

We have audited the accompanying financial statements of Ausdal Financial Partners, Inc. as of and for the year ended September 30, 2009, and have issued our report thereon dated November 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
November 23, 2009

Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

AUSDAL FINANCIAL PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2009

Total Stockholders' Equity from the Statement of Financial Condition		$ 218,390
Add Liabilities Subordinated to Claims of General Creditors Allowable in the Computations of Net Capital		171,000
Total Capital and Allowable Subordinated Liabilities		389,390
Deductions - Non-Allowable Assets		
Security Not Readily Marketable	86,000	
Leasehold Improvements, Furniture and Equipment, Net of Accumulated Depreciation	28,487	
Unsecured Receivables	48,730	
Income Tax Refunds Receivable	37,500	
Prepaid Expenses	21,778	
Cash on Deposit at CRD	2,739	225,234
Net Capital Before Haircuts on Securities Positions		164,156
Haircuts on Securities		
Trading and Investment Securities		4,577
Net Capital		159,579
Aggregate Indebtedness		
Accounts Payable and Accrued Expenses		30,588
Commissions Payable		542,779
Total Aggregate Indebtedness		573,367
Computation of Minimum Net Capital at 6 2/3% Aggregate Indebtedness		38,225
Minimum Net Capital Requirement of Reporting Broker		50,000
Excess Net Capital		109,579
Excess Net Capital at 1,000%		102,242
Ratio of Aggregate Indebtedness to Net Capital		3.593 to 1

Reconciliation with Company's Computation of Net Capital (included in Part II of Form X-17a-5 as of September 30, 2009).

Net Capital as Reported by Company (unaudited) FOCUS Report	169,192
Audit Adjustment to Allowance for Doubtful Accounts	(7,042)
Audit Adjustment to Accounts Payable	(9,985)
Audit Adjustment to Deferred Income Tax Liability	7,100
Other Audit Adjustments - Net	314
Net Capital - September 30, 2009	$ 159,579